SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   168905107
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No.  168905107                               Page 2 of 10 Pages
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The SK Equity Fund, L.P. (IRS ID No. ###-##-####)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /  /
                                                             (b) / X /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF      5 SOLE VOTING POWER
SHARES            7,458,445
BENEFICIALLY   6 SHARED VOTING POWER
OWNED BY          201,444
EACH           7 SOLE DISPOSITIVE POWER
REPORTING         7,458,445
PERSON         8 SHARED DISPOSITIVE POWER
WITH              0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,659,889

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     31.1%

12   TYPE OF REPORTING PERSON
     PN

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CUSIP NO. 168905107                                   Page 3 of 10 Pages
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    John F. Megrue (SS No. ###-##-####)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /  /
                                                             (b) / X /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF      5 SOLE VOTING POWER
SHARES            2000
BENEFICIALLY   6 SHARED VOTING POWER
OWNED BY          7,659,889
EACH           7 SOLE DISPOSITIVE POWER
REPORTING         2000
PERSON         8 SHARED DISPOSITIVE POWER
WITH              7,566,553

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,661,889

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          31.1%

12   TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 168905107                                   Page 4 of 10 Pages
-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Allan W. Karp (SS No. ###-##-####)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /  /
                                                             (b) / X /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF      5 SOLE VOTING POWER
SHARES            2000
BENEFICIALLY   6 SHARED VOTING POWER
OWNED BY          7,661,489
EACH           7 SOLE DISPOSITIVE POWER
REPORTING         2000
PERSON         8 SHARED DISPOSITIVE POWER
WITH              7,568,153

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,663,489

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     31.1%

12   TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 168905107                                   Page 5 of 10 Pages
-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Thomas A. Saunders, III (SS No. ###-##-####)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /  /
                                                             (b) / X /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF      5 SOLE VOTING POWER
SHARES            0
BENEFICIALLY   6 SHARED VOTING POWER
OWNED BY          7,659,889
EACH           7 SOLE DISPOSITIVE POWER
REPORTING         0
PERSON         8 SHARED DISPOSITIVE POWER
WITH              7,566,553

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,659,889

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     31.1%

12   TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 168905107                                   Page 6 of 10 Pages
-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Christopher K. Reilly (SS No. ###-##-####)

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  /  /
                                                             (b) / X /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF      5 SOLE VOTING POWER
SHARES            1500
BENEFICIALLY   6 SHARED VOTING POWER
OWNED BY          7,659,889
EACH           7 SOLE DISPOSITIVE POWER
REPORTING         1500
PERSON         8 SHARED DISPOSITIVE POWER
WITH               7,566,553

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,661,389

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     31.1%

12   TYPE OF REPORTING PERSON
     IN

                                                          Page 7 of 10 Pages
ITEM 1(A).     Name of Issuer:

               The Children's Place Retail Stores, Inc. (the "Company")

ITEM 1(B).     Address of Issuer's Principal Executive Offices:

               1 Dodge Drive
               West Caldwell, NJ 07006

ITEM 2(A).     Name of Person Filing:

               This statement is filed on behalf of the persons identified in
Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

ITEM 2(B).     Address of Principal Business Office or, if None, Residence:

(1)            For The SK Equity Fund, L.P.:

               Two Greenwich Plaza
               Suite 100
               Greenwich, CT 06830

(2) For John F. Megrue, Thomas A. Saunders III, Allan W. Karp and Christopher K. Reilly:

               Saunders Karp & Megrue
               667 Madison Avenue
               New York, New York 10021

ITEM 2(C).     Citizenship:

               Each of the persons filing this statement is a United States citizen or limited partnership organized under the laws of a state of the United States.

ITEM 2(D).      Title of Class of Securities:

                This statement relates to the Company's Common Stock, par value $.10 per share (the "Common Stock").

ITEM 2(E).      CUSIP NUMBER

                168905107

                                                           Page 8 of 10 Pages

ITEM 3.        FOR STATEMENTS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

               Not applicable.

ITEM 4.        OWNERSHIP:

               The SK Equity Fund, L.P. is the beneficial owner of 7,659,889 shares of Common Stock of the Company, including (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii) 93,336 shares owned by a former consultant to Saunders Karp & Megrue, L.P. ("SKM"), as to which The SK Equity Fund has certain rights, and (iii) 108,108 shares owned by SK Investment Fund, L.P. The 7,659,889 shares beneficially owned represent 31.1% of the total number of shares outstanding as of December 31, 1997. The SK Equity Fund, L.P. has (i) the sole power to vote or to direct the vote and to dispose or direct the disposition of 7,458,445 of such shares, and (ii) shared power to vote or direct the vote of 201,444 of such shares, of which 93,336 shares are owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights and of which 108,108 shares are owned by SK Investment Fund, L.P.

               John F. Megrue is the beneficial owner of 7,661,889 shares of Common Stock of the Company, including (i) 2,000 shares owned by Mr. Megrue,
(ii) 7,458,445 shares owned by The SK Equity Fund, L.P., (iii) 108,108 shares owned by SK Investment Fund, L.P., and (iv) 93,336 shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights. The 7,661,889 shares beneficially owned represent 31.1% of the total number of shares outstanding as of December 31, 1997. Mr. Megrue has (i) sole power to vote or to direct the vote and to dispose or direct the disposition of 2,000 of such shares, (ii) shared power to vote or direct the vote and to dispose or to direct the disposition of 7,566,553 of such shares as a general partner of SKM Partners, L.P., the general partner of The SK Equity Fund, L.P. and SK Investment Fund, L.P., and (iii) shared power to vote or direct the vote of 93,336 of such shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights.

               Thomas A. Saunders, III is the beneficial owner of 7,659,889 shares of Common Stock of the Company, including (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii) 108,108 shares owned by SK Investment Fund, L.P., and (iii) 93,336 shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights. The 7,659,889 shares beneficially owned represent 31.1% of the total number of shares outstanding as of December 31, 1997. Mr. Saunders has (i) sole power to vote or to direct the vote and to dispose or direct the disposition of none of such shares, (ii) shared power to vote or direct the vote and to dispose or to direct the disposition of 7,566,553 of such shares as a general partner of SKM Partners, L.P., the general partner of The SK Equity Fund, L.P. and SK Investment Fund, L.P., and (iii) shared power to vote or direct the vote of 93,336 of such shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights.

                                                           Page 9 of 10 Pages

               Allan W. Karp is the beneficial owner of 7,663,489 shares of Common Stock of the Company, including (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii) 108,108 shares owned by SK Investment Fund, L.P., (iii) 93,336 shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights, (iv) 2000 shares owned by Mr. Karp and (v) 1600 shares held by Mr. Karp as trustee for the benefit of his children. The 7,663,489 shares beneficially owned represent 31.1% of the total number of shares outstanding as of December 31, 1997. Mr. Karp has (i) sole power to vote or to direct the vote and to dispose or direct the disposition of 2000 of such shares,
(ii) shared power to vote or direct the vote and to dispose or to direct the disposition of 7,568,153 of such shares, of which 7,566,553 shares are beneficially owned by Mr. Karp as a general partner of SKM Partners, L.P., the general partner of The SK Equity Fund, L.P. and SK Investment Fund, L.P., and of which 1600 shares are held by Mr. Karp as trustee for the benefit of his children, and (iii) shared power to vote or direct the vote of 93,336 of such shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights.

               Christopher K. Reilly is the beneficial owner of 7,661,389 shares of Common Stock of the Company, including (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii) 108,108 shares owned by SK Investment Fund, L.P., and
(iii) 93,336 shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain rights. The 7,661,389 shares beneficially owned represent 31.1% of the total number of shares outstanding as of December 31, 1997. Mr. Reilly has (i) sole power to vote or to direct the vote and to dispose or direct the disposition of 1500 of such shares, (ii) shared power to vote or direct the vote and to dispose or to direct the disposition of 7,566,553 of such shares as a general partner of SKM Partners, L.P., the general partner of The SK Equity Fund, L.P. and SK Investment Fund, L.P., and (iii) shared power to vote or direct the vote of 93,336 of such shares owned by a former consultant to SKM, as to which The SK Equity Fund has certain right.

ITEM 5.     Ownership Of Five Percent Or Less Of A Class:

            Not applicable.

ITEM 6.     Ownership Of More Than Five Percent On Behalf Of Another Person:

            Not applicable.

ITEM 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding
            Company:

            Not applicable.

ITEM 8.     Identification And Classification Of Members Of The Group:

            See Item 4 above.

ITEM 9.     Notice Of Dissolution Of Group:

            Not applicable.

ITEM 10.    Certification:

            Not applicable.
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                                                         Page 10 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998
                                          THE SK EQUITY FUND, L.P.
                                          By:  SK PARTNERS, L.P., as
                                                  General Partner

                                          /S/ ALLAN W. KARP


                                          /S/ JOHN F. MEGRUE
                                              JOHN F. MEGRUE


                                          /S/ THOMAS A. SAUNDERS, III
                                              THOMAS A. SAUNDERS, III


                                          /S/ ALLAN W. KARP
                                              ALLAN W. KARP


                                          /S/ CHRISTOPHER K. REILLY
                                              CHRISTOPHER K. REILLY